

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2021

Gregory H. Eiford
Chief Executive Officer
TC Bancshares, Inc.
131 South Dawson Street
Thomasville, GA 31792

　　　　Re:　TC Bancshares, Inc.
　　　　　　Registration Statement on Form S-1
　　　　　　Filed March 12, 2021
　　　　　　File No. 333-254212

Dear Mr. Eiford:

　　　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1.　Please revise the table on your prospectus cover page to disclose in the footnotes to the table that Performance Trust Partners, LLC is receiving a selling agent fee of 1.25% of the aggregate dollar amount of all shares of common stock sold in the subscription and community offerings and that Performance Trust Partners, LLC is receiving a fee of 5.5% of the aggregate dollar amount of common stock sold in the syndicated offering.

Summary
How We Determined the Offering Range and the $10.00 Price Per Share, page vi

2.　Please briefly summarize the primary differences between the registrant and the peer group used by the appraiser and disclose the downward adjustment discussed on page 77 of the appraisal report filed as Exhibit 99.3 to your registration statement.

Notes to Financial Statements, page F-9

3.   Please revise your future filings to provide segment information and segment disclosures required by ASC 280-10-50.

4.   Please revise your future filings to include a subsequent events footnote with all information required by ASC 855-10-50.

General

5.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Klein at 202-551-3847 or Hugh West, Accounting Branch Chief, at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance